You can invest in ROCK'N Vodka and Bella Rio Bourbon - the growing brand house with a $15,000,000 production facility - available in stores and restaurants across North America. Co-owned by Rock n' Roll Hall of Famer Rick Nielsen of Cheap Trick.

We wanted to give more people the opportunity to join our rapidly growing community, and now you can, too!







Price Per Share: $4.00*

1800+ Investors

Minimum Investment: $100*

84,000+ Units Sold

Total Raised: $2.5+ Million*

77% of YTD Sales as Reorder

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BONUS PERKS

Bonus Perks are "Gifts" Included in Your Investment. When You Invest, You Purchase Shares of ROCK'N Vodka and Earn Bonus Perks Based On Your Investment Total


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ROCK'N VODKA'S 2024 STATISTICS:

Updated 05/09/25 - Past Performance is Not Indicative of Future Results

23,030+
Bottle Sales in 2024

2,440+
Locations in North America

47.05%

Joint Venture Distillery



Distillery Entrace



Rickhouse



Barrel Storage



Distillation Area



Bar Room



Production Floor

Through a joint venture with Kennay Farms Distilling, we have full access, control, and profit-sharing of a $15,000,000 production plant, with a full bar and rickhouse. The distillery was built with future proofing in mind, and thus a massive production floor was built inside of a historic theatre in Rochelle, Illinois. The distillery is capable of producing 6-8 barrels of bourbon per day, which is roughly equivalent to 1,600 bottles of cask-strength bourbon when aged to 5 years.

The rickhouse was built new, to accommodate up to 4,466 53-gallon barrels along with a separate bottling room. It is explosion proof with anti-theft windows, and also comes equipped with solar panels across the whole roof to reduce carbon emissions.

A full bar was built into the mezzanine of the old theater, providing guests and consumers with a beautiful and comfortable area to enjoy our products and the view of our distillery, and which also adds a high profit-potential revenue stream for the company.

BELLA RIO BOURBON



We're not just ROCK'N Vodka anymore. We're the Bella Rio Brand House, which now also incorporates Bella Rio Bourbon and our joint venture brands with Kennay Farms Distilling.

Bella Rio is more than a name—it's a legacy. Inspired by founders Isabelle (Bella) and Andy (Rio), we pour our hearts into every drop. Crafted with purpose and aged with patience, Bella Rio is a tribute to bold beginnings, meaningful moments, and the beauty of building something together—a spirit that reminds us: true passion isn't just found, it's crafted.

Bella Rio Bourbon will launch in Illinois, Wisconsin, and Georgia in Fall 2025.

Rick Nielsen Bottle Signing Pics ›

Bourbon Whiskey Market Snapshot

Strong global expansion: The global bourbon whiskey market reached approximately $8.46 billion in 2024, with expectations to grow to USD 13.47 billion by 2033, reflecting a steady compound annual growth rate (CAGR) of 5.3%.

Alternative outlook: Another respected analysis values the market at $8.29 billion in 2024, growing at a CAGR of 6.4%, with projections reaching USD 10.69 billion by 2028.

Premium & craft segments surging: High-end and super-premium bourbon sales surged 18% in 2024, fueled by strong demand for age-stated and single-barrel expressions

Robust domestic consumption: The American whiskey category—including bourbon—sold over $30 million 9-liter cases in 2024, generating nearly USD 5.2 billion in distiller revenue

View Sources →

FEATURED

WHY INVEST

Co-owned by Rock n' Roll Hall of Famer, Rick Nielsen of Cheap Trick.

Joint venture with Kennay Farms Distilling, $15 million production facility, rickhouse, and bar.

Collaborating with Hard Rock Casinos, Rock & Brews, and many other chains, with placements in major retail chains such as Walmart, Total Wine, Spec's, Hy-Vee, Goody Goody, Twin Liquors, and many more.

Distributed in 17 retail states and 46 e-commerce markets in the US, nearly all Canadian provinces, and 6 European countries - with more on the way! Distributed by major partners such as Breakthru Beverage, RNDC, Savannah, Brescome Barton, Great Lakes Wine and Spirits, and more.

We've raised over $2.5 through an incredible community of over 1,800 investors! Our national re-order rate has increased, meaning that sales are coming from established accounts reordering our product due to consumer demand.

Past Performance is Not Indicative of Future Results

TIMELINE

April 9, 2019

Founders meet with local distillery and discuss producing their own vodka

September 1, 2019

Andy, running businesses in Rockford at the time, received an email about the ... Read more

October 30, 2019

The name "ROCK'N Vodka" was finally created

December 11, 2019

ROCK'N Vodka is bottled for the first time in history

April 25, 2019

Andy and Isabelle sample vodka mixtures and decide on 100% sugarcane

September 25, 2019

The logo design began and the style of bottle was chosen

November 27, 2019

ROCK'N Vodka received federal TTB approval and the trademark was submitted

December 13, 2019

February 2, 2020

Rick Nielsen is publicly announced as a partner during the 2020 Superbowl weekend

July, 2021

Jandell Manguerra, the first, full-time employee is hired

July, 2021

O.D. Patton III is hired as the brand's first, full-time sales rep - now the National Sales Manager

May, 2022

ROCK'N Vodka launches its first public investment opportunity

May, 2023

The ROCK'N Vodka Red bottle was created, with only 70 total units to ever be produced

May, 2024

Bella Rio Bourbon was born, with the label created by Shannon and the first barrel picked by investors

the first time

February, 2021

ROCK'N Vodka is expands outside of Illinois, starting in California

August, 2021

ROCK'N leaves the states for the first time and enters the Canadian market

August, 2021

ROCK'N leaves the states for the first time and enters the Canadian market

January, 2023

Ilija Timotijevic is hired as an office administrator to assist in the brand's increasing workload

August, 2023

Haralambros Spentzos is hired as a sales rep - now the Southeast Regional Manager

OUR STORY



ROCK'N Vodka's founding team brings together decades of experience in entrepreneurship, branding, and the hospitality industry. This group of pioneers, recognized as influential figures within the service industry, has adeptly opened, managed, and profitably sold numerous businesses. Their keen understanding of effective marketing for spirit brands is deeply rooted in their history of bar and restaurant ownership. Co-owner Rick Nielsen, a celebrated Rock & Roll Hall of Famer, leverages his vast network and massive global fanbase to create unique networking opportunities, boosting the brand's visibility and reach.

Andy, one of the founding members, has an extensive background in the hospitality industry, shaped by his family's businesses in Waukegan, Illinois, and a profound work ethic instilled by his parents. His journey took him from managing family restaurant to creating a show in Hollywood, where he honed his business and negotiation skills, and eventually moved back to Illinois to expand his entrepreneurial ventures.

In 2019, ROCK'N Vodka was born and sold on shelves for the first time, transformin a vision into a multi-award-winning reality. The brand has gained significant traction through celebrity endorsements and strategic partnerships, including Ri Nielsen's influence, which has significantly propelled the brand's popularity through social media engagements and high-profile promotional events.

FEATURED

Entre   bs Pitch   Food & Beverage Magazine   The Rachael Ray Show   Forbes   NASCAR

The Spirit That Thinks Outside the Box

We make a fun and unique vodka that grabs the attention of consumers by using 100% non-GMO and gluten free sugar cane. Founders Andy and Isabelle tried different mixtures of vodka to come up with a unique product. After tasting a 50/50 mix of wheat and sugarcane, Isabelle wanted to try sugarcane on its own, and after hosting blind taste tests between ROCK'N Vodka and other vodkas at their restaurants, where the recipe of a 100% sugarcane vodka won time and time again, ROCK'N Vodka was born!

Watch the full story behind its recipe below:



THE TEAM



Andy
Roiniotis



Isabelle
Roiniotis



Rick Nielsen





O.D. Patton III

Jandell
Manguerra







Bobby
Spentzos

Ilija
Timotijevic

Shannon
MacDonald

The Market

Vodka remains the **#1 sold spirit category** in the United States, putting ROCK'N Vodka in a **$49.7 Billion industry** with revenue expecting to grow by 2.60% annually through 2028.

Revenue in the Vodka Market has been steadily increasing over recent years by billions of dollars.

74% of the vodka category is taken up by private labels and other brands, where ROCK'N Vodka fits in.

Most vodkas in the market are distilled from corn, wheat, or potato, **making ROCK'N Vodka a rare subclass** of product within the industry.



Global Combined Industry Revenue History and Estimates *(as of June 2024)*

View Sources	→

Our Mindmap

Discover the incredible journey of how a small company rapidly transformed into an emerging, award-winning brand, joining forces with a Rock n' Roll Hall of Famer and achieving tens of thousands of bottle sales in just under four

ch a short period of time. Investing in ROCK'N Vodka goes
yond acquiring a visually appealing bottle with a
lightful spirit – it means becoming part of a brand
nsistently hailed as "trendsetting," "game-changing," and
round-breaking" by distributor partners. Delve into our
indmap" to explore the diverse topics propelling the continue
chnology, systems, data, intellectual property, partnerships, an

hat distinguishes us and positions us as a formidable force op
tting-edge technology and the development of proprietary sy
e ROCK'N Vodka puzzle. If you're contemplating an investmer
w ROCK'N Vodka strategically employs its resources to sustai



SOLD IN:





















Terms

View On Google Earth →

KISS AND


Our company represents the Drink It Up by KISS and Def Leppard Gin portfolio through our partnership with Amroth, the exclusive supplier of these products in the United States.



This partnership provides our company with access to additional products to sell nationally and earn revenue from. We are also able to craft unique promotions, such as the bundle selling ROCK'N Vodka, KISS Black Diamond, and Def Leppard Rocket through e-commerce.





ROCK'N Vodka does not own the KISS or Def Leppard Spirit Brands, and investing in the company does not garner ownership over partnered companies.

Shannon MacDonald, donned The World's Greatest Beatles artist by the Lord Mayor of Liverpool, is a partner of ROCK'N Vodka and has created several unique paintings: The iconic image of Rick Nielsen holding a bottle of ROCK'N (depicted below), the KISS and Def Leppard bundle (depicted left)





Rick Nielsen Events

Rick Nielsen bottle signing events are officially fully booked out until 2026 due to high demand! Retailers across the country have shown great interest in hosting Rick Nielsen ROCK'N Vodka bottle signings, knowing that we can attract hundreds of customers and boost sales in just a three hour event. The marketing efforts for these events have been so successful that many stores are clamoring to participate.

However, with Rick's schedule filled with Cheap Trick tour dates and other ROCK'N events, we're no longer

You can view all of our previous bottle signing event videos and photo albums in the links below:

Bella Rio Bourbon - Kennay Farms...
Rick Nielsen Bottle Signing

Total Wine - Port St. Lucie, FL
Rick Nielsen Bottle Signing

Total Wine - Alpharetta, GA
Rick Nielsen Bottle Signing

Total Wine - Appleton, WI
Rick Nielsen Bottle Signing

Total Wine - Brookfield, WI
Rick Nielsen Bottle Signing

Liquorama - Upland, CA
Rick Nielsen Bottle Signing

Lee's Discount Liquor - Las Vegas,...
Rick Nielsen Bottle Signing

Caputo's - Naperville, IL
Rick Nielsen Bottle Signing

Niemann Harvest Market - Carmel...
Rick Nielsen Bottle Signing

Show More

Rick's ROCK'N Rewind Video

Featured

Entrepreneur   Cubs Pitch   Food & Beverage Magazine   The Rachael Ray Show   Forbes   NASCAR

Discussion Board (1)

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sdfghj
Oct 25

Thank you so much

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Email Contact: contact@rocknvodkas.com

Sources:

https://www.ohbev.com/blog/whiskey-market-forecasts-and-trends

https://woodencork.com/blogs/uncorked/bourbon-industry-trends-2025-growth-consumer-insights-brand-leaders?
sltid=AfmBOoq2gxRf7g2DpjoCO2wKyvIBFr5JuXF80WGq5Zn6qevnj5298rZv

https://www.thebourbonflight.com/bourbon-in-2025-a-storied-industry-at-a-crossroads

https://www.thespiritsbusiness.com/2024/02/top-five-spirits-categories-by-volume-in-us/#:~:text=Vodka,selling%20spirits%20category%20by%20volume.

https://www.statista.com/outlook/cmo/alcoholic-drinks/spirits/vodka/worldwide

https://www.forbes.com/sites/joemicallef/2021/05/18/the-new-york-international-spirits-competition-announces-2021-medalists/?sh=18652f4f3918

https://usaspiritsratings.com/en/competition-certificates/2022/silver-medal/2032/

https://bartenderspiritsawards.com/en/competition-certificates/2022/silver-medal/1945/

https://proofawards.com/2023-results/